[Letterhead of Willkie Farr & Gallagher LLP]

Confidential Treatment Requested by Essent Group Ltd. Under 17 C.F.R. §§ 200.83

FOIA Confidential Treatment Request

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]”

September 27, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             Essent Group Ltd.
Registration Statement on Form S-1
File No. 333-191193

Dear Mr. Riedler:

On behalf of our client, Essent Group Ltd., a limited liability company organized under the laws of Bermuda (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we supplementally submit this letter related to the Staff’s review of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”).

The purpose of this letter is to notify the Staff of the proposed price range and share number information expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Registration Statement. Based on currently available information and market conditions, the initial offering price to the public of the Company’s common shares (the “Shares”) is expected to be between $[***] and $[***] per Share, based on [***] Shares to be offered to the public. The underwriters would therefore have an option to purchase up to an additional [***] Shares. In light of the volatile nature of the capital markets in the current environment, such price range, number of shares offered and related information are subject to change based upon market conditions, Company performance and other factors.  Attached as Annex A are relevant sections of the Registration Statement, marked to reflect the expected price range and number of shares offered, all of which we expect to include in a subsequent amendment to the Registration Statement.

It is possible that additional Shares may be offered by existing shareholders who are entitled, pursuant to a registration rights agreement, to include their Shares for sale in the

Mr. Jeffrey P. Riedler	FOIA Confidential Treatment Request
September 27, 2013

offering.  The illustrative information included in Annex A does not reflect any Shares to be sold on a secondary basis by selling shareholders as it has not yet been determined to what extent the Company’s shareholders plan to participate in the offering. The information in the Registration Statement will be updated in a subsequent amendment to reflect actual levels of selling shareholder participation when such information is known.

In addition, in connection with the initial comment letter dated August 26, 2013 (the “Initial Comment Letter”), the Company undertook to respond to comment 33 once information regarding the estimated price range became available. The Company’s response is set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in such Initial Comment Letter.

The Company expects to file an amendment to the Registration Statement on or about October 2, 2013 to file additional exhibits and update the Registration Statement with any available information at that time.  The Company expects to further amend its Registration Statement on or about October 7, 2013, to reflect the estimated price range and share amounts, to add the presentation of the preliminary results for the period ended September 30, 2013 discussed below, and to include all selling shareholder information, if any, in connection with the printing of Preliminary Prospectuses and commencement of the road show. The Company and the underwriters are currently preparing to begin the road show for the offering on or about October 7, 2013. To the extent feasible, we would appreciate the Staff’s efforts to provide any further comments as soon as possible.

Given the contemplated timetable discussed above, we are supplementally providing herewith the proposed format for the presentation of the Company’s preliminary results for the period ended September 30, 2013, which information is expected to become available on or about October 4, 2013 and be included in the amendment to the Registration Statement contemplated to be filed on or about October 7, 2013. We are also supplementally providing the form of the Exhibit 5.1 opinion that we expect to file with the amendment to the Company’s Registration Statement on or about October 7, 2013.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and the attached Annex A. The Company respectfully requests that the Staff return this letter and the attached Annex A to us pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose.

Please promptly inform the Company of any request for the confidential material submitted herewith made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. Any such notice may be directed to Mary Lourdes Gibbons at Essent Group Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda or at 1 (441) 297-9901, with a copy to Michael Groll, at Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York 10019.

Pursuant to Rule 83, a copy of this request (but not the confidential information) is also

Mr. Jeffrey P. Riedler	FOIA Confidential Treatment Request
September 27, 2013

being delivered to the Freedom of Information Act Office of the Commission.

Notes to Consolidated Financial Statements

Note 10. Stock-Based Compensation, page F-23

33.                               … Progressively bridge your fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

Response:  In the Company’s response letter to the Staff dated August 30, 2013, the Company provided an itemized chronological schedule covering all equity instruments issued by the Company since January 1, 2012.  As the Company has determined the estimated price range for the offering, the Company has set forth an explanation below of the differences between the fair values included in the Company’s financial statements for stock awards granted since January 1, 2012 and the midpoint of the Company’s estimated price range.

By way of background, the Company issued two types of stock awards to its employees: Class A common shares and Class B-2 common shares.  Class A shares were issued as part of the Company’s annual bonus plan, which is approved by the compensation committee of its board of directors on an annual basis.  Approximately eighty of the Company’s 209 employees as of December 31, 2012 received Class A share grants for 2012.  Employees receive equity under the annual bonus program based on a pre-established target which is a percentage of their base salary.  An employee may receive greater or less than the target based on each individual and the Company’s performance against goals and objectives that are established at the beginning of each year.  The majority of the Class A shares granted vest pro rata over three years.  Class B-2 shares are generally issued to employees at the time they are hired and vest based on two factors: (a) the amount of capital funded under the Company’s subscription agreement with its investors and (b) the occurrence of the third, fourth and fifth anniversary of the employee’s date of hire.

The Class A shares and Class B-2 shares convert into common shares of the Company in connection with the offering.

Given the absence of an active market for the Company’s common shares and the lack of any third-party fair market value transaction involving the Class A or Class B-2 shares in 2012 or 2013, the Company annually obtained a contemporaneous, independent appraisal from a valuation firm to determine the fair value of the Class A shares and Class B-2 shares issued to employees.  The appraisals were prepared utilizing methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the AICPA Practice Guide).”

The appraised fair values of both the Class A and Class B-2 shares are a function of the estimated enterprise value of the Company.  The enterprise value of the Company, as determined by the valuation firm used for the grants issued in 2013, was $[***].  The midpoint of the estimated price range of the offering of $[***] per share implies an enterprise value for the Company as of the date of the offering of $[***].  The difference in the

Mr. Jeffrey P. Riedler	FOIA Confidential Treatment Request
September 27, 2013

estimated enterprise value of the Company based on the independent appraisal for purposes of the Class A share and Class B-2 share grants during 2013 and the estimated price range of the offering is due to a number of factors.

The estimated price range for the Company’s common shares is $[***]-$[***] per share. As is typical in initial public offerings, the estimated price range was determined based upon discussions between the Company and the underwriters and was not based on a formal valuation of fair value, nor was the price range available at any of the dates on which shares were granted in 2012 or 2013. Factors considered in determining the initial public offering price range include prevailing market conditions, estimates of the Company’s business potential and earnings prospects, the Company’s historical operating results, market valuations of companies deemed comparable to the Company and an assessment of risks and opportunities.  In addition, the Company believes that the differences in the appraised fair value of the Company’s common shares used for the share grants and the midpoint of the estimated price range for the Company’s initial public offering are also related to events occurring with respect to the Company’s business and market conditions after the issuance of the shares to employees as follows:

Company-Specific Factors

•                  On March 22, 2013 and June 24, 2013, additional capital contributions totaling $125 million were made by the Company’s investors.

•                  The Company’s financial performance and key operating metrics have improved continuously throughout 2013.  Through December 31, 2012, the Company incurred a pre-tax loss in each annual period since inception.  The Company had its first quarter of pre-tax income of $1.4 million in the fourth quarter of 2012.  Earned premiums and pre-tax income in the first quarter of 2013 were $21.3 million and $7.3 million, respectively.  Earned premiums increased to $27.5 million in the second quarter of 2013, a 29% increase over the first quarter.  Pre-tax income increased to $13.4 million in the second quarter of 2013, an 83% increase over the first quarter.  The Company expects earned premiums and pre-tax income to further increase in the third quarter of 2013.  The Company’s average monthly new insurance written (“NIW”) increased from $1.4 billion in the first quarter of 2013 to $2.0 billion in the second quarter of 2013, which represents an increase of 36%.

•                  In May of 2013, the Company’s primary operating subsidiary, Essent Guaranty, Inc., obtained Insurer Financial Strength Ratings (“IFSR”) from Standard & Poor’s Rating Services and Moody’s Investor Services.  Essent Guaranty received investment grade ratings and is rated the highest mortgage insurer by S&P (along with one other industry participant) and the second highest by Moody’s.  This is a very significant corporate milestone.  The Company was required to obtain two IFSR ratings by Freddie Mac in connection with their approval of Essent Guaranty as a qualified mortgage insurer.  In addition, the Company’s mortgage insurance counterparties continue to utilize ratings as part of their evaluation of the claims paying ability of mortgage insurers.

•                  The estimated public offering price range necessarily assumes that the initial public offering of the Company has occurred, a public market for the Company’s common shares has been created and therefore excludes any discount for lack of marketability of

Mr. Jeffrey P. Riedler	FOIA Confidential Treatment Request
September 27, 2013

the Company’s common shares.

External Factors

•                  There has been a significant increase in the valuations of publicly traded mortgage insurers in 2013.  MGIC and Radian are two of the Company’s peer mortgage insurance competitors.  During 2013, both of these companies completed a public offering of their securities and experienced a significant increase in the price of their common shares.  From March 1, 2013 through September 26, 2013, Radian’s share price increased by more than 52%.  Over the same period, MGIC’s share price increased by more than 90%.

•                  The private mortgage insurance industry experienced a significant increase in volume from $38.4 billion in the first quarter of 2013 to $50.0 billion in the second quarter of 2013, an increase of 30%.

•                  The valuation of the Company, as well as other mortgage industry participants, is tied in part to the macro-economic environment as well as the fundamentals of the housing market in the United States.  In 2013, the U.S. housing market has continued its recovery from the financial crisis, with purchase money mortgage originations increasing, the rate of household formation growing, new housing starts and home sales increasing, mortgage foreclosure activity declining, and home prices increasing across most of the country from depressed levels.

•                  The estimated price range for the Company’s offering is also influenced by the initial public offering market which has been robust with activity increasing throughout 2013 thus far.  For example, thirty-four initial public offerings were consummated in the first quarter of 2013 compared to sixty-two initial public offerings in the second quarter.  Initial public offering activity has continued to be strong in the third quarter of 2013.

In summary, the Company issues shares to employees of the Company under a disciplined incentive compensation program which is consistently applied.  The Company annually obtains a contemporaneous, independent appraisal from a valuation firm to determine the fair value of the Class A shares and Class B-2 shares issued to employees.  There have been Company-specific events and external factors which resulted in a substantial increase in the valuation of the Company this year which explain the differences between the fair values included in the Company’s financial statements for stock awards that were granted in early 2013 and the midpoint of the Company’s estimated price range.

Mr. Jeffrey P. Riedler	FOIA Confidential Treatment Request
September 27, 2013

If you have any questions regarding the foregoing, please do not hesitate to contact me at (212) 728-8616.

Sincerely,

/s/ Michael Groll
Michael Groll
of Willkie Farr & Gallagher LLP

Enclosures

cc:              Matthew Jones

Mark A. Casale

Mary Lourdes Gibbons

Mr. Jeffrey P. Riedler	FOIA Confidential Treatment Request
September 27, 2013

Annex A

[***]